UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-29452

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Abraham Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3724 47th Street Ct
(No. and Street)

Gig Harbor	WA	98335
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kye Abraham	253-851-7486	abeco@abrahamco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mokuolu, Victor CPA PLLC
(Name – if individual, state last, first, and middle name)

1725 Nichole Woods Drive	Houston	TX	77047
(Address)	(City)	(State)	(Zip Code)

	6771
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Kye Abraham, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Abraham Securities Corporation, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]

Notary Public

NANETTE K ABRAHAM
39695
NOTARY
PUBLIC
COMMISSION EXPIRES 02-14-24
STATE OF WASHINGTON

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ABRAHAM SECURITIES CORPORATION

FINANCIAL STATEMENTS

December 31, 2022

C O N T E N T S

Report of Independent Registered Public Accounting Firm.. 3-4

Statement of Financial Condition... 5

Statement of Operations.. 6

Statement of Changes in Owners' Equity 7

Statement of Cash Flows.. 8

Notes to the Financial Statements... 9

Supplementary Information:

       Schedule I: Computation of Net Capital Under Rule 15c3-3 of
        the Securities and Exchange Commission 14

       Report of Independent Registered Accounting Firm Exemption Review Report 15



Report of Independent Registered Accounting Firm

To: Owners'
Abraham Securities Corporation

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Abraham Securities Corporation which comprise the Statement of Financial Condition as of December 31, 2022, and the related statements of operations, changes in owners' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Abraham Securities Corporation as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule I below has been subjected to audit procedures performed in conjunction with the audit of Abraham Securities Corporation's financial statements. The supplemental information is the responsibility of Abraham Securities Corporation's management. Our audit procedures included determining whether the Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedule I. In forming our opinion on the Schedule I, we evaluated whether the Schedule I, including its form and content, is presented in conformity with C.F.R. 240.17a-5, or other criteria. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Critical Audit Matters

A critical audit matter is a matter arising from the current period audit of the financial statements that

was communicated or required to be communicated to the audit committee or the Company's governance and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating a critical audit, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. We determined that there are no critical audit matters communicated or required to be communicated to the audit committee.

Victor Mokuolu, CPA PLLC

We have served as Abraham Securities Corporation's auditor since 2023.

Houston, Texas,

April 14, 2023

ABRAHAM SECURITIES CORPORATION
Statement of Financial Condition

	December 31, 2022
<u>ASSETS</u>	
Current Assets	
Cash	$ 10,042
Prepaid expenses	1,404
Total Current Assets	11,446
TOTAL ASSETS	$ 11,446
<u>LIABILITIES AND OWNERS' EQUITY</u>	
Current Liabilities	
Accounts payable, accrued expenses, and other liabilities	$ 3,503
Total Liabilities	3,503
OWNERS' EQUITY	
Common stock, $1.00 par value, authorized 199,000 shares outstanding	1
Additional Paid-in Capital	28,114
Retained deficit	(20,172)
Total Owners' Equity	7,943
TOTAL LIABILITIES AND OWNERS' EQUITY	$ 11,446

The accompanying notes are an integral part of these financial statements.

ABRAHAM SECURITIES CORPORATION
Statement of Operations

	For the Year Ended December 31, 2022
REVENUES	
Advisory fees & commissions	$ 0
Total Revenue	**0**
OPERATING EXPENSES	
License & Regulatory Fees	10,217
Professional Fees	7,500
Amortization Expense	2,496
Total Operating Expenses	**20,213**
LOSS BEFORE OTHER EXPENSES AND INCOME TAX EXPENSE	(20,213)
OTHER INCOME (EXPENSE)	
Interest income	42
Total Other Income (Expense)	42
INCOME TAX EXPENSE	0
NET LOSS	$ (20,172)

The accompanying notes are an integral part of these financial statements.

ABRAHAM SECURITIES CORPOATION
Statement of Changes in Owners' Equity
For the Year Ended December 31, 2022

	Common Stock		Additional Paid-in Capital	Retained (Deficit)	Owners' Equity
	Shares	Amount			
Balance December 31, 2021					
Issuance of Common Stock	1,000	$ 1.00	$	$	$ 1.00
Conversion of interest to Common stocks	240	0.24			0.24
Issuance of Common stock	(240)	(0.24)			(0.24)
Net Income (Loss)				(20,172)	(20,172)
Capital contribution	-	-	28,114		28,114
Balance at December 31, 2022	**1,000**	**$ 1.00**	**$ 28,114**	**$ (20,172)**	**$ 7,943**

ABRAHAM SECURITIES CORPORATION
Statement of Cash Flows

	For the year ended December 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss before taxes	$ (20,172)
Changes in operating assets and liabilities:	
Increase in prepaid expenses	(1,404)
Increase in accounts and other payables	3,503
Net Cash Used by Operating Activities	**(18,073)**
CASH FLOWS FROM INVESTING ACTIVITIES	
Net Cash Used in Investing Activities:	**0**
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from issuance of stock	28,115
Net Cash Provided in Financing Activities	**28,115**
NET INCREASE IN CASH	10,042
CASH, BEGINNING OF YEAR	$ 0
CASH, END OF YEAR	10,042

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The financial statements presented are those of Abraham Securities Corporation, a Washington corporation, (the "Company").

Abraham Securities Corporation is registered with the Securities and Exchange Commission as a broker/dealer under the Securities Exchange Act of 1934 and with the State of Washington. The Company's source of clients is through its sole employee, and Chief Compliance Officer, Kye Abraham, who is also the sole shareholder of Abraham & Company, Inc. (a Registered Investment Adviser) which is the Company's majority shareholder. The Company's main office is located in Gig Harbor, Washington.

Effective April 15, 2019 Abraham Securities Corporation separated its Financial Industry Regulatory Authority (FINRA) registration from its majority shareholder, Abraham & Company, Inc. Abraham Securities Corporation is a registered Broker Dealer with FINRA, SEC and Securities Investor Protection Corporation (SiPC).

All securities transactions are cleared through another broker/dealer on a fully disclosed basis. The Company does not receive or hold funds of private placement subscribers or securities of issuers, and does not hold client/customer funds or securities.

Prior to the year ended December 31, 2022, the Company was a wholly owned subsidiary of Abraham & Company. The year ended December 31, 2022 is the first year the Company's is reporting as a separate entity from Abraham & Company.

Revenue Recognition

The Company generates revenue mainly from commissions received from its customers for the sale and purchase of securities. These transactions are conducted through its clearing firm, Wedbush Securities, which holds all customer assets. These fees are reflected in these financial statements on a trade/transaction date basis.

The Company records revenue in accordance with Financial Accounting Standards Board Accounting Series Update No. 2014-09, *Revenue from Contracts with Customers: Topic 606* ("ASU 2014-09"), to supersede nearly all previously existing revenue recognition guidance, requiring an entity to recognize revenue to reflect the transfer of a promised good or service to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for that good or service.

Securities Transactions

All securities are carried at fair market value. Gains or losses are determined using a first-in-first-out valuation methodology.

Fair Value Financial Instruments

Accounting Series Codification 820, *Fair Value Measurements* (ASC 820) and ASC 825, *Financial Instruments* (ASC 825)*,* requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. It establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. It prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 - Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 - Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 - Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company's financial instruments consist principally of cash on deposit with its clearing firm in short-term money market instruments. Pursuant to ASC 820 and 825, the fair value of cash and trading marketable securities are determined based on "Level 1" inputs, which consist of quoted prices in active markets for identical assets. The recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Recently Issued Accounting Pronouncements

The Company does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on its accompanying financial statements.

Federal Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax assets are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

There is no provision (benefit) for income taxes for the year ended December 31, 2022.

Cash and Cash Equivalents

The Company considers money market mutual funds and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Concentration of credit risk

The Company maintains cash balances at financial institutions (clearing firm) whose accounts are insured by the Securities Investor Protection Corporation ("SiPC") and in certain cases the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances may, at times, exceed statutory limits. The Company has not experienced any losses in such accounts, and management considers this to be a normal business risk.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $ 6,539 which was $1,539 in excess of its required net capital of $5,000.

Pursuant to SEC Rule 17a-5, paragraph (d)(4), the net capital computation contained in this annual audit report for the period ending December 31, 2022 is not materially different from the net capital computation contained in the Company's unaudited FOCUS Report IIA for the period ending December 31, 2022. Consequently, no reconciliation was prepared.

NOTE 3 - POSSESSION OR CONTROL REQUIREMENTS

The Company adheres to the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii) by sending all funds and securities to the correspondent broker/dealer or the clearing firm who carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company owes $3,503 as of December 31, 2022 related to advances made on behalf of the Company by Majority shareholder, Abraham & Company, Inc. These fees consist of FINRA and FINRA Central Registration Depository (CRD) charges.

NOTE 5 - NOTES PAYABLE

None

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company currently has no commitments and contingencies.

ABRAHAM SECURITIES CORPORATION
Schedule I
Computation Under Rule 15c3-3 of the
Securities and Exchange Commission

COMPUTATION OF NET CAPITAL

Total owners' equity	$	7,943
Non-allowable assets:		
Fixed assets net of accumulated depreciation		
Unallowable assets:		
Prepaid assets		(1,404)
Net Capital	$	6,539

Pursuant to SEC Rule 17a-5, paragraph (d)(4), the net capital computation contained in this annual audit report for the period ending December 31, 2022 is not materially different from the net capital computation contained in the Company's unaudited FOCUS Report IIA for the period ending December 31, 2022. Consequently, no reconciliation was prepared.



Victor Mokuolu, CPA PLLC
Accounting | Advisory | Assurance & Audit | Tax

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: Shareholder
Abraham Securities Corporation

We have reviewed management's statements, included in the accompanying Abraham Securities Corporation's Exemption Report, in which (1) Abraham Securities Corporation identified the following provisions of 17. F.R.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the exemption provisions") and (2) the Company stated that they met the identified exemption provisions
throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, no material modification was made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)/ii) of Rule 15c3-3 under the Securities Exchange Act of 1934. Accordingly, reconciliation required in accordance with Paragraph (d)(4) of Rule 17a-5, was not prepared between the net capital and reserve computations in the audited report and those in the most recent Form X-17A-5 Part II-a.

Victor Mokuolu, CPA PLLC

Houston, Texas

April 14, 2023